VARIABLE ACCUMULATION DESIGN^{SM}

Flexible Premium Variable Life Insurance Policies
Issued by
ReliaStar Life Insurance Company
and its
ReliaStar Select★Life Variable Account

Supplement dated June 13, 2002 to the Prospectus dated May 1, 2002

This supplement updates and replaces certain information contained in your May 1, 2002, prospectus. Please read it carefully and keep it with your prospectus for future reference.

The following sentences are hereby added to and replace the last sentence in the fourth paragraph in the "Distribution of the Policies" subsection on page 61 of the prospectus:

> We may make loans to agents/registered representatives, or advance commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms, such as interest rate reduction and/or principal forgiveness, that may be conditioned on insurance sales.

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